Exhibit 99.4

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
CLOSING OF ITS MERGER WITH VAALCO ENERGY, INC.

Calgary Alberta, October 14, 2022 – TransGlobe Energy Corporation ("TransGlobe" or the "Corporation") is pleased to announce that it has now closed its previously announced merger with VAALCO Energy, Inc. by way of plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta).

On October 14, 2022, it is expected that common shares of TransGlobe ("TransGlobe Common Shares") will be delisted on NASDAQ and trading of TransGlobe Common Shares on AIM will be cancelled, and the Toronto Stock Exchange ("TSX") delisting is expected to occur at the close of trading today.

In order for holders ("TransGlobe Shareholders") of TransGlobe Common Shares to receive the consideration to which they are entitled pursuant to the Arrangement, TransGlobe Shareholders are required to deposit the certificate(s) or direct registration statement ("DRS") advice(s) (if any) representing TransGlobe Common Shares held by them along with the letter of transmittal, validly completed and duly executed, and all other documents required by the terms of the Arrangement and the letter of transmittal, with Computershare Investor Services Inc. ("Computershare") at the addresses specified on the back page of the letter of transmittal. Registered holders of TransGlobe Common Shares who do not deposit a validly completed and duly executed letter of transmittal, together with the certificate(s) or DRS advice(s) representing their TransGlobe Common Shares and the other relevant documents, will not receive the consideration to which they are otherwise entitled pursuant to the Arrangement until the deposit of such materials is made. Letters of transmittal were previously sent to registered TransGlobe Shareholders.

All questions, including any request for another letter of transmittal, should be directed to Computershare, which can be contacted at 1-800-564-6253 (toll free) or 1-514-982-7555 (outside North America) or corporateactions@computershare.com.

Advisors

Evercore Partners International LLP acted as financial advisor to TransGlobe. Legal advice was led by Burnet, Duckworth and Palmer LLP and supported by Paul, Weiss, Rifkind, Wharton & Garrison LLP (SEC and US), Bird & Bird LLP (LSE and UK) and Sharkawy & Sarhan Law Firm (Egypt).

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com

Cautionary Statement Regarding Forward-Looking Information
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws and is based on the expectations, estimates and projections of management of TransGlobe as of the date of this press release, unless otherwise stated. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information. In particular, this press release contains, without limitation, forward-looking information and statements pertaining to the anticipated timing of the delisting of the TransGlobe Common Shares from the TSX and NASDAQ and the cancellation of the trading of TransGlobe Common Shares from AIM.

With respect to the forward-looking statements contained in this press release, TransGlobe has made assumptions, including but not limited to expectations that the TSX, AIM and NASDAQ will complete the delisting or cancellation of trading of TransGlobe Common Shares, as applicable, on the timeline anticipated. Although TransGlobe believes that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that forward-looking statements will not occur. These risks and uncertainties include, without limitation, the risk that the TSX, AIM and NASDAQ may not complete the delisting or cancellation of trading of TransGlobe Common Shares, as applicable, on the timeline anticipated. The forward-looking statements contained in this press release are made as of the date hereof and TransGlobe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Additional information on these and other factors are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at TransGlobe's website (trans-globe.com). Furthermore, the forward-looking statements contained in this press release are made as at the date of this press release and TransGlobe does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.